SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 18, 2013

List of materials

Documents attached hereto:

i) Press release announcing sale of 550 Madison Avenue Building

Sony Corporation of America Announces Sale of 550 Madison Avenue Building

(NEW YORK, NY – January 17, 2013) - Sony Corporation of America (“SCA”), a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that it has entered into a contract to sell its U.S. headquarters building, located at 550 Madison Avenue in New York City, to a consortium led by The Chetrit Group, a New York-based owner of commercial properties in New York City and other major US real estate markets.

The sale price is $1.1 billion, and it is expected that the transaction will close in March 2013.  SCA and other Sony businesses (including Sony Music Entertainment, Sony/ATV Music Publishing and Sony Pictures Entertainment, among others) will remain in the building for up to three years under a leaseback arrangement with the purchaser.

After repaying debt related to the building and other transaction costs, it is expected that Sony will receive net cash proceeds of approximately $770 million.  Sony expects to realize a gain on the sale of approximately $685 million to be recorded as operating income.

Sony is currently reevaluating its forecast of the consolidated financial results for the current fiscal year ending March 31, 2013 to take into account this sale and other factors that might affect such forecast.

Eastdil Secured advised Sony on this transaction.

1.           Reasons for this sale

Sony is undertaking a range of initiatives to strengthen its financial foundation and business competitiveness and for future growth.  At the same time, Sony is balancing cash inflows and outflows while working to improve its cash flow by carefully selecting investments, selling assets and strengthening control of working capital such as inventory.  This sale is made as a part of such initiatives.

2.           Summary of assets to be sold

Assets / Location	Selling Price	Book Value	Gain on Sale	Current Status
Headquarters building of Sony Corporation of America (at 550 Madison Avenue in New York City, the United States of America)	$1.1 billion	Approximately $174 million	Expected to be approximately $685 million	Headquarters of Sony Corporation of America

3.           Summary of Sony Corporation of America

Trade name	Sony Corporation of America
Address of head office	550 Madison Avenue, New York, NY 10022, the United States
Name and title of representative	Michael Lynton, CEO
Business	Management of Sony Group’s businesses in the U.S.
Stated capital	$11,316.7 million

4.           Summary of Buyer

Trade name	550 Madison Fifth LLC
Address of head office	c/o The Chetrit Group, LLC, 512 Seventh Avenue, New York, NY 10018, the United States
Contact Information	c/o The Chetrit Group, LLC, attention: Jacob Chetrit
Purpose of incorporation	Special purpose entity to own real estate
Jurisdiction over incorporation	A limited liability company established under the law of the State of Delaware
Date of incorporation	January 15, 2013
Summary of investors	A consortium led by The Chetrit Group, a New York-based owner of commercial properties of various property types in New York City and other major US real estate markets
Relationship with Sony Corporation	Capital relationship
 Sony is not an investor in the Buyer. There is
 no capital relationship between the Buyer
 and Sony required to be referred to herein.
 There is no capital relationship between
 affiliates of the Buyer and Sony required to
 be referred to herein.

Personnel relationship
 There is no personnel relationship between
 the Buyer and Sony required to be referred to
 herein. There is no personnel relationship
 between affiliates of the Buyer and Sony
 required to be referred to herein.

Transaction relationship
 There is no transaction relationship between
 the Buyer and Sony required to be referred to
 herein. There is no transaction relationship
 between affiliates of the Buyer and Sony
 required to be referred to herein.

	Status as a related party	Neither the Buyer nor its affiliates are deemed to be a related party of Sony.

5.           Schedule

(1)	Approval of the contract of sale (by the CEO of Sony Corporation)	January 18, 2013 (Japan Time)
(2)	Execution of the contract of sale	January 17, 2013 (EST)
(3)	Expected closing date of the sale	March 15, 2013

6.           Outlook

As mentioned above, Sony is currently reevaluating its forecast of the consolidated financial results for the current fiscal year ending March 31, 2013 to take into account this sale and other factors that might affect such forecast.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2013, which was announced on November 1, 2012, and its consolidated financial results for the fiscal year ended March 31, 2012
(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2013	6,600	130	150	20
Consolidated financial results for the fiscal year ended March 31, 2012	6,493.2	(67.3)	(83.2)	(456.7)

About Sony Corporation of America:

Sony Corporation of America, located in New York, NY, is the U.S. headquarters of Sony Corporation, based in Tokyo, Japan. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Mobile Communications (USA) Inc., Sony Computer Entertainment America LLC, Sony Network Entertainment Inc., Sony Pictures Entertainment Inc., Sony Music Entertainment, Sony/ATV Music Publishing LLC, and Sony Online Entertainment LLC. With some 900 million Sony devices in hands and homes worldwide today, a vast array of Sony movies, television shows and music, and the PlayStation Network and the Sony Entertainment Network, Sony creates and delivers more entertainment experiences to more people than anyone else on earth.

Sony recorded consolidated annual sales of approximately $79 billion for the fiscal year ended March 31, 2012, and employs 162,700 people worldwide.